SCHEDULE 13G


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                          Women First Healthcare, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    978150100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  June 29, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            / /      Rule 13d-1(b)
            /X/      Rule 13d-1(c)
            / /      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 978150100                      SCHEDULE 13G                           -2-


--------------------------------------------------------------------------------
   1. Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Elan Corporation, plc
--------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group
      (See Instructions)                                      (a) / /
                                                              (b) / /

--------------------------------------------------------------------------------
   3. SEC Use Only


--------------------------------------------------------------------------------
   4. Citizenship or Place of Organization

      Ireland
--------------------------------------------------------------------------------
                            5.    Sole Voting Power

                                  0
                           -----------------------------------------------------
        Number of           6.    Shared Voting Power
         Shares
      Beneficially                1,530,698
                           -----------------------------------------------------
      Owned by Each         7.    Sole Dispositive Power
        Reporting
      Person With:                0
                           -----------------------------------------------------
                            8. Shared Dispositive Power

                                  1,530,698
--------------------------------------------------------------------------------
   9. Aggregate Amount Beneficially Owned by Each Reporting Person

      1,530,698
--------------------------------------------------------------------------------
  10. Check box if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
                                                                   / /

--------------------------------------------------------------------------------
  11. Percent of Class Represented by Amount in Row (9)

      5.5%
--------------------------------------------------------------------------------
  12. Type of Reporting Person (See Instructions)

      CO

CUSIP 978150100                      SCHEDULE 13G                           -3-


--------------------------------------------------------------------------------
   1. Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Elan International Services, Ltd.
--------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group
      (See Instructions)                                             (a) / /
                                                                     (b) / /

--------------------------------------------------------------------------------
   3. SEC Use Only


--------------------------------------------------------------------------------
   4. Citizenship or Place of Organization

      Bermuda
--------------------------------------------------------------------------------
                            5.    Sole Voting Power

                                  0
                           -----------------------------------------------------
        Number of           6.    Shared Voting Power
         Shares
      Beneficially                1,530,698
                           -----------------------------------------------------
      Owned by Each         7.    Sole Dispositive Power
        Reporting
      Person With:                0
                           -----------------------------------------------------
                            8. Shared Dispositive Power

                                  1,530,698
--------------------------------------------------------------------------------
   9. Aggregate Amount Beneficially Owned by Each Reporting Person

      1,530,698
--------------------------------------------------------------------------------
  10. Check box if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
                                                                       / /

--------------------------------------------------------------------------------
  11. Percent of Class Represented by Amount in Row (9)

      5.5%
--------------------------------------------------------------------------------
  12. Type of Reporting Person (See Instructions)

          CO

CUSIP 978150100                      SCHEDULE 13G                           -4-


Item 1(a). Name of Issuer:

         Women First Healthcare, Inc.


Item 1(b). Address of Issuer's Principal Executive Offices:

         12220 El Camino Real, Suite 400, San Diego, California 92130

Item 2(a). Name of Person Filing:

     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons")

     (i) Elan Corporation, plc

     (ii) Elan International Services, Ltd.

Item 2(b). Address of Principal Business Office:

     (i)  Elan Corporation, plc
          Lincoln House, Lincoln Place
          Dublin 2, Ireland

     (ii) Elan International Services, Ltd.
          102 St. James Court
          Flatts, Smiths FL 04
          Bermuda

Item 2(c). Citizenship:

     (i) Elan Corporation, plc is an Irish public limited company

     (ii) Elan International Services, Ltd. is a Bermuda exempted limited liability company

Item 2(d). Title of Class of Securities:

         Common Stock, par value $.001 per share (the "Shares")

Item 2(e). CUSIP Number:

         978150100

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

     This Item 3 is not applicable

CUSIP 978150100                      SCHEDULE 13G                           -5-



Item 4. Ownership:


         Elan Corporation plc

         (a)      Amount beneficially owned:                                                 1,530,698 (1)

         (b)      Percent of class: 5.5%

         (c)      Number of shares as to which such person has: (i) sole power
                  to vote or to direct the vote:                                                         0
                  (ii)       shared power to vote or to direct
                             the vote:                                                       1,530,698 (1)
                  (iii)      sole power to dispose or to direct
                             the disposition of:                                                         0
                  (iv)       shared power to dispose or to direct the disposition of:        1,530,698 (1)


         Elan International Services, Ltd.

         (a)      Amount beneficially owned: 1,530,698

         (b)      Percent of class: 5.5%

         (c)      Number of shares as to which such person has: (i) sole power
                  to vote or to direct the vote:                                                         0
                  (ii)       shared power to vote or to direct
                             the vote:                                                           1,530,698
                  (iii)      sole power to dispose or to direct
                             the disposition of:                                                         0
                  (iv)       shared power to dispose or to direct the disposition of:            1,530,698



_________

(1) All of the shares are beneficially owned directly by Elan International Services, Ltd., a direct wholly-owned subsidiary of Elan Corporation, plc.

CUSIP 978150100                      SCHEDULE 13G                           -6-


Item 5. Ownership of Five Percent or Less of a Class:

         Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control
        Person:

         Not Applicable

Item 8. Identification and Classification of Members of the Group:

         Not Applicable

Item 9. Notice of Dissolution of Group:

         Not Applicable

Item 10. Certifications:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP 978150100                      SCHEDULE 13G                           -7-


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 27, 2004
                                ELAN CORPORATION, PLC


                                By: /s/ William F. Daniel
                                    -----------------------------------
                                    Name:  William F. Daniel
                                    Title: Executive Vice President
                                             and Secretary

Dated:  January 27, 2004
                                ELAN INTERNATIONAL SERVICES, LTD.


                                By: /s/ Kevin Insley
                                    -----------------------------------
                                    Name:  Kevin Insley
                                    Title: President and CFO

CUSIP 978150100                      SCHEDULE 13G                           -8-


                                  EXHIBIT INDEX


                                                                        Page No.

A. Joint Filing Agreement dated January 27, 2004 by
   and between Elan Corporation, plc and Elan
   International Services, Ltd.............................................9

CUSIP 978150100                      SCHEDULE 13G                           -9-


                                    EXHIBIT A
                             JOINT FILING AGREEMENT


     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Women First Healthcare, Inc., dated as of January 27, 2004 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Dated:  January 27, 2004
                                ELAN CORPORATION, PLC


                                By: /s/ William F. Daniel
                                    -----------------------------------
                                    Name:  William F. Daniel
                                    Title: Executive Vice President
                                             and Secretary

Dated:  January 27, 2004
                                ELAN INTERNATIONAL SERVICES, LTD.


                                By: /s/ Kevin Insley
                                    -----------------------------------
                                    Name:  Kevin Insley
                                    Title: President and CFO